Annual Report

SEPTEMBER 30, 2005

Waddell & Reed Advisors Cash Management



WADDELL & REED

Advisors Funds

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Cash Management, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Cash Management, Inc. prospectus.

President's Letter

September 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2005. The 12-month period brought quite positive results for most investors, despite challenges from a variety of directions in the latter half of the period. Stocks ended the fiscal year higher, as the S&P 500 returned 12.25 percent, and the Dow Jones Industrial Average rose 7.22 percent. Bonds also rose slightly, with the Citigroup Broad Investment Grade Index returning 2.93 percent over the last 12 months.

The first half of the 12-month period brought strong economic growth, solid corporate earnings and a generally positive environment for investors. The last six months brought a few challenges, although the financial markets have remained fairly resilient. Between April and September, we weathered increasing energy prices, rising interest rates, budding inflationary pressures and, most dramatically, the fallout from two major hurricanes that tragically struck this country's Gulf Coast. Hurricane Katrina silenced an entire major American city, along with the largest port facility in the country, which is the fifth largest port in the world. Compounded by Hurricane Rita several weeks later, it brought devastating circumstances across four states and an economic impact that is still being evaluated.

Despite the setbacks, the U.S. economy has remained relatively solid. As we look toward 2006, it does appear that economic growth will slow somewhat in the U.S., in our opinion, due to higher interest rates and higher energy prices.

The Federal Reserve apparently believes the economy is sound enough that it has continued its campaign of steadily raising short-term interest rates. Most recently, the Fed enacted another quarter-point increase in late September, bringing interest rates to 3.75 percent. The Fed stated that it still believes monetary conditions remain "accommodative," indicating apparently that they intend to continue raising rates somewhat further.

The other major development during the period was the rapid rise of oil prices. Crude oil hovered just above $40 per barrel in late 2004. By the end of September 2005, the price surpassed $65 per barrel. The world is facing constraints in supply such as we have never seen before. Many are forecasting that prices may ease some toward year-end, but we believe that, longer term, higher prices are here to stay. As investors, we must remain aware of that reality, its impact on the world economies, and any opportunities that it may create.

Regardless of the short-term challenges brought on by economic or geopolitical events, a longer-term perspective is often more instructive for investors. That is why we believe it is important to develop and maintain a long-term financial plan for your personal situation. Through appropriate diversification among four or five or so different asset classes, you can potentially provide more balance to your investment portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Cash Management

September 30, 2005



An interview with Mira Stevovich, CFA, portfolio manager of Waddell & Reed Advisors Cash Management, Inc.

The following discussion and tables provide you with information regarding the Fund's performance for the fiscal year ended September 30, 2005.

How did the Fund perform during the last fiscal year?

The Fund was competitive with peer money market funds over the fiscal year. The yield on the Fund has increased gradually due to increases in the federal funds rate, which has translated into higher yielding market rates of interest. The fiscal year began with the federal funds rate at 1.75 percent. The Federal Reserve continued to remove excess liquidity from the financial system by increasing short-term rates in quarter-point increments. By fiscal year-end, rates had reached 3.75 percent, an increase of 2 percentage points from the previous year.

What factors affected performance during the fiscal year?

The increase in short-term interest rates influenced overall performance, as the steady upward climb kept us reinvesting at higher rates. Credit quality continued to play a role in the management and performance of the Fund. We remain vigilant in our review of companies and securities in which we invest. We continue to select investments we believe to be of the highest credit quality, based on our strict credit risk constraints. However, these higher quality securities do not always pay the highest rates of interest; therefore the overall yield of the Fund may be influenced by these standards.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Investors in the short-term market appear to have been anticipating future rate increases. As a result, yields on securities with very short maturities became depressed. Also, we believe that the uncertainty over the ultimate timing and magnitude of interest rate increases prevented longer-dated securities from fully reflecting the market conditions. This fact helped to keep longer-term rates low, and further attracted investors toward the shorter end of the market.

What strategies and techniques did you employ that specifically affected the Fund's performance?

As always, we carefully select securities that we feel are of the highest credit quality. This approach ultimately affects the Fund's yield, because high quality securities are issued at premium rates of interest (lower yielding securities). To compensate, we have tried to purchase longer-dated (higher yielding) high quality securities. We also have looked to certain sectors, such as taxable municipal securities, that we believe have been offered at attractive rates of interest. We have found that floating-rate taxable municipal and corporate securities have been an excellent investment vehicle during this environment of increasing interest rates. The more frequently the rate changes on a floating-rate security, the more quickly interest rate increases are captured in the portfolio.

What industries or sectors did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

Our first emphasis is credit quality. Beyond that, we have maintained a substantial portion of the Fund in the floating-rate security sector in an attempt to take advantage of increasing interest rates. We intend to continue to hold securities of this type going forward. However, due to the uncertainty of future rate increases, we may look to add longer-dated securities, should we find value there.

We also have invested in asset-backed commercial paper programs, as they tend to provide higher yields, while also providing high credit quality. We anticipate increasing our exposure to this sector as the opportunity presents itself. Going forward, we intend to continue to choose securities from all sectors, including U.S. Treasury and government agency securities, when they look attractive on a relative basis.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Illustration of Fund Expenses

CASH MANAGEMENT

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,011.90	0.92%	$ 4.64
Class B	1,000	1,006.50	1.97	9.92
Class C	1,000	1,006.30	2.03	10.21
W&R Money Market Class C	1,000	1,007.60	1.77	8.90
Based on 5% Return[2]				
Class A	$1,000	$1,020.46	0.92%	$ 4.66
Class B	1,000	1,015.18	1.97	9.97
Class C	1,000	1,014.89	2.03	10.26
W&R Money Market Class C	1,000	1,016.20	1.77	8.94

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF CASH MANAGEMENT

Portfolio Highlights

On September 30, 2005, Waddell & Reed Advisors Cash Management, Inc. had net assets totaling $637,883,306.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Corporate Obligations – Notes	. . . .	$35.71
Corporate Obligations – Commercial Paper	. . . .	$26.35
Municipal Obligations – Taxable	. . . .	$22.65
United States Government Agency Obligations and Cash and Other Assets, Net of Liabilities	. . . .	$11.75
Corporate Obligations – Certificates of Deposit	. . . .	$ 3.54

The Investments of Cash Management

September 30, 2005

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificate of Deposit – 3.54%		
Banks		
Citibank, N.A.,		
3.77%, 11–22–05	$22,600	$ 22,600,000
Commercial Paper		
Banks – 4.54%		
Rabobank USA Financial Corp.		
(Rabobank Nederland):		
3.88%, 10–3–05	16,787	16,783,382
3.3%, 10–20–05	10,300	10,282,061
3.78%, 11–8–05	1,900	1,892,419
		28,957,862
Consumer Electronics – 2.31%		
Sony Global Treasury Services PLC:		
3.67%, 10–21–05	12,500	12,474,514
3.72%, 10–21–05	2,290	2,285,267
		14,759,781
Finance Companies – 10.52%		
Ciesco, LLC:		
3.6%, 10–7–05	16,250	16,240,250
3.63%, 10–12–05	5,000	4,994,454
PACCAR Financial Corp.,		
3.49%, 1–19–06	5,650	5,589,749
Preferred Receivables Funding Corp.,		
3.62%, 10–6–05	1,000	999,497
River Fuel Company #2, Inc.		
(Bank of New York (The)),		
3.64%, 10–14–05	31,857	31,815,126
Vehicle Services of America Ltd.		
(Bank of America, N.A.),		
3.72%, 10–13–05	7,500	7,490,700
		67,129,776
Food and Related – 4.25%		
Golden Peanut Company LLC		
(Archer Daniels Midland Company),		
3.9%, 2–22–06	6,800	6,693,920
McCormick & Co. Inc.,		
3.27%, 11–15–05	12,300	12,249,724
Wm. Wrigley Jr. Company,		
3.95%, 3–20–06	8,300	8,145,182
		27,088,826

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Multiple Industry – 0.32%		
General Electric Capital Corporation,		
3.64%, 10–26–05	$ 2,025	$ 2,019,881
Security and Commodity Brokers – 0.67%		
UBS Finance Delaware LLC (UBS AG):		
3.3%, 10–3–05	1,000	999,817
3.8%, 12–23–05	3,300	3,271,088
		4,270,905
Utilities – Telephone – 3.74%		
SBC Communications Inc.:		
3.65%, 10–12–05	15,000	14,983,271
3.74%, 11–15–05	8,900	8,858,392
		23,841,663
Total Commercial Paper – 26.35%		168,068,694
Notes		
Banks – 3.08%		
Bank of New York Company Inc. (The),		
2.2%, 5–12–06	3,500	3,468,103
Wells Fargo & Company:		
3.75%, 10–3–05	8,000	8,000,000
3.75813%, 10–17–05	8,200	8,200,000
		19,668,103
Business Equipment and Services – 1.41%		
Berkeley Hills Country Club, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 2000 (Wachovia Bank, N.A.),		
3.91%, 10–6–05	7,840	7,840,000
Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, N.A.),		
3.91%, 10–5–05	1,120	1,120,000
		8,960,000
Computers – Main and Mini – 2.92%		
International Business Machines Corporation,		
3.6725%, 10–11–05	18,650	18,650,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Electrical Equipment – 0.55%		
Emerson Electric Co.,		
6.3%, 11–1–05	$ 3,500	**$ 3,508,193**
Finance Companies – 9.44%		
Caterpillar Financial Services Corp.:		
2.65%, 1–30–06	7,940	7,914,404
5.95%, 5–1–06	10,000	10,126,404
2.35%, 9–15–06	5,200	5,110,477
Lowell Family, LLC, Variable Rate Taxable Demand		
Bonds (LaSalle Bank National Association),		
3.88%, 10–6–05	4,100	4,100,000
P&W Holdings, LLC, Taxable Variable Rate Demand		
Bonds, Series 2005 (Wachovia Bank, N.A.),		
3.84%, 10–6–05	6,800	6,800,000
Park Street Properties I, LLC, Taxable Variable		
Rate Demand Notes, Series 2004		
(University of Wisconsin – Madison Projects),		
(U.S. Bank, National Association),		
3.79%, 10–6–05	10,000	10,000,000
USAA Capital Corp.,		
3.13%, 12–15–05 (A)	3,400	3,396,518
Unilever Capital Corporation,		
6.875%, 11–1–05	12,750	12,790,419
		60,238,222
Food and Related – 0.84%		
Butter Krust Baking Company, Inc.,		
Taxable Variable Rate Demand/Fixed		
Rate Revenue Bonds, Series of 1999		
(Wachovia Bank, N.A.),		
3.94%, 10–6–05	1,985	1,985,000
Cheney Bros, Inc., Taxable Variable Rate		
Demand Revenue Bonds, Series 1997		
(Wachovia Bank, N.A.),		
3.91%, 10–6–05	3,050	3,050,000
Watts Brothers Frozen Foods, L.L.C.,		
Variable Rate Demand Taxable Revenue		
Bonds, 1997 (U.S. Bank of Washington,		
National Association),		
3.89%, 10–6–05	326	326,000
		5,361,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Furniture and Furnishings – 0.41%		
Capo & Sons Corporation,		
Taxable Variable Rate Demand Bonds,		
Series 1998 (Wachovia Bank, N.A.),		
3.91%, 10–6–05	$2,590	$ 2,590,000
Health Care – Drugs – 1.34%		
Lilly (Eli) and Company,		
3.66313%, 10–3–05	8,550	8,550,000
Health Care – General – 1.30%		
B & D Associates, LLP and Eye Associates of		
Boca Raton, P.A., Taxable Variable Rate		
Demand Bonds (B & D Associates Project),		
Series 2005 (Wachovia Bank, N.A.),		
3.89%, 10–6–05	2,480	2,480,000
Tallahassee Orthopedic Center, L.C., Incremental		
Taxable Variable Rate Demand Bonds,		
Series 2004 (Wachovia Bank, N.A.),		
3.84%, 10–6–05	5,775	5,775,000
		8,255,000
Hospital Supply and Management – 1.03%		
Autumn House at Powder Mill, Inc.,		
Taxable Variable Rate Demand Bonds,		
Series of 2003 (Suntrust Bank),		
3.85%, 10–6–05	1,250	1,250,000
Meriter Management Services, Inc.,		
Taxable Variable Rate Demand Notes,		
Series 1996 (U.S. Bank Milwaukee, N.A.),		
3.8%, 10–5–05	5,310	5,310,000
		6,560,000
Hotels and Gaming – 0.39%		
Waco Investors II of Duluth Limited Partnership		
Bonds, Series 1995 (U.S. Bank, National		
Association),		
3.89%, 10–6–05	2,480	2,480,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Household – General Products – 1.96%		
Procter & Gamble Company (The),		
3.78813%, 12–9–05	$12,500	$ 12,500,000
Leisure Time Industry – 1.07%		
Ansley Golf Club, Inc., Incremental Taxable		
Variable Rate Demand Bonds, Series 1998		
(Wachovia Bank, N.A.),		
3.91%, 10–6–05	6,795	6,795,000
Multiple Industry – 3.76%		
Heller Financial, Inc.,		
6.375%, 3–15–06	8,100	8,209,440
The Salvation Army, Taxable Multi-Modal Revenue		
Bonds, Series 2005A (The Bank of New York),		
3.82%, 10–6–05	15,800	15,800,000
		24,009,440
Real Estate Investment Trust – 0.77%		
701 Green Valley Associates, LLC, Taxable		
Variable Rate Demand Bonds, Series 1997		
(Wachovia Bank, N. A.),		
3.91%, 10–6–05	2,000	2,000,000
Handy, L.C., Taxable Variable Rate Demand		
Revenue Bonds, Series 2001 (U.S. Bank,		
National Association),		
3.94%, 10–6–05	2,935	2,935,000
		4,935,000
Restaurants – 1.68%		
McDonald's Corporation,		
4.488%, 3–7–06 (A)	10,700	10,740,009
Retail – General Merchandise – 3.51%		
Wal-Mart Stores, Inc.,		
5.586%, 6–1–06	22,150	22,412,013

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Retail – Specialty Stores – 0.18%		
El Dorado Enterprises of Miami, Inc., Taxable Variable Rate Demand Bonds, Series 1999 (Wachovia Bank, N.A.), 3.91%, 10–6–05	$ 1,135	$ 1,135,000
Trucking and Shipping – 0.07%		
Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.), 3.89%, 10–6–05	415	415,000
Total Notes – 35.71%		227,761,980
TOTAL CORPORATE OBLIGATIONS – 65.60%		$418,430,674
(Cost: $418,430,674)		
MUNICIPAL OBLIGATIONS – TAXABLE		
Alabama – 0.58%		
The Industrial Development Board of the City of Dothan, Alabama's Taxable Adjustable/Fixed Rate Industrial Revenue Bonds, Series 1999 (Dunbarton Project), (Wachovia Bank, N.A.), 3.91%, 10–6–05	3,725	3,725,000
California – 5.36%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds: Air Products Manufacturing Corporation, Taxable Series 1997A, 3.71%, 11–2–05	22,000	22,000,000
Air Products and Chemicals, Inc./Wilmington Facility, Taxable Series 1997A, 3.71%, 11–2–05	10,000	10,000,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
California (Continued)		
California Statewide Communities Development Authority, Variable Rate Demand, Taxable Multifamily Housing Revenue Bonds (La Puenta Apartments), 2001 Series JJ-T (U.S. Bank, National Association), 4.13%, 10–3–05	$2,200	$ 2,200,000
		34,200,000
Colorado – 0.17%		
Kit Carson County, Colorado, Agricultural Development Revenue Bonds (Taxable), (Midwest Farms, L.L.C. Project), Series 1997 (Wells Fargo Bank, N.A.), 3.84%, 10–6–05	1,100	**1,100,000**
District of Columbia – 0.40%		
District of Columbia Revenue Bonds (American Society for Microbiology Project), Series 1998B (Taxable), (Wachovia Bank, N.A.), 3.89%, 10–6–05	2,545	**2,545,000**
Florida – 1.65%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds: Multi-Tenant Office Building Project, Taxable Series 2004C (Bank of America, N.A.), 3.8%, 10–5–05	8,000	8,000,000
Interdisciplinary Research Building Project, Taxable Series 2004B (Bank of America, N.A.), 3.8%, 10–5–05	2,500	2,500,000
		10,500,000
Kansas – 0.47%		
City of Park City, Kansas, Taxable Industrial Revenue Bonds (The Hayes Company, Inc.), Series 2001 (U.S. Bank, National Association), 3.93%, 10–3–05	3,000	**3,000,000**

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Maine – 0.48%		
Finance Authority of Maine, Taxable Electric Rate Stabilization Revenue Notes, Series 1998A (Maine Public Service Company), (AMBAC Assurance Corporation),		
3.8%, 10–5–05	$ 3,040	$ 3,040,000
Maryland – 3.02%		
Mayor and City Council of Baltimore (City of Baltimore, Maryland), General Obligation Bonds: Consolidated Public Improvement Bonds, Series 2003D (Variable Rate Demand/Taxable), (Financial Security Assurance Inc.),		
3.84%, 10–6–05	14,000	14,000,000
Consolidated Public Improvement Refunding Bonds, Series 2003C (Variable Rate Demand/Taxable), (Financial Security Assurance Inc.),		
3.84%, 10–6–05	5,290	5,290,000
		19,290,000
Minnesota – 0.16%		
City of Lake City, Minnesota, Taxable Industrial Development Revenue Bonds (Valley Craft, Inc. Project), Series 1997 (U.S. Bank, National Association),		
3.94%, 10–6–05	1,000	1,000,000
Missouri – 0.31%		
City of Bethany, Missouri, Taxable Industrial Development Revenue Bonds (Central Programs, Inc. Project), Series 2002 (UMB Bank, N.A.),		
3.92%, 10–6–05	2,010	2,010,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
New York – 3.58%		
City of New York (The), General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (Westdeutsche Landesbank Girozentrale), 3.71%, 11–7–05	$14,845	$ 14,845,000
Nassau County Industrial Development Agency, Taxable Variable Rate Demand Revenue Bonds (57 Seaview Realty Associates, LLC 2004 Project), (Wachovia Bank, N.A.), 3.84%, 10–6–05	7,975	7,975,000
		22,820,000
Pennsylvania – 0.40%		
Berks County Industrial Development Authority, Federally-Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Tray-Pak Corp. Project), Series B of 2001 (Wachovia Bank, N.A.), 3.89%, 10–6–05	2,545	2,545,000
Rhode Island – 0.38%		
Rhode Island Economic Development Corporation, Taxable Variable Rate Economic Development Revenue Bonds (AAA Southern New England Project), Series 1998 (Wachovia Bank, N.A.), 3.91%, 10–6–05	2,430	2,430,000
Texas – 0.63%		
Gulf Coast Waste Disposal Authority, Pollution Control Revenue Bonds (Amoco Oil Company Project), Taxable Series 1995, 3.66%, 10–6–05	4,000	4,000,000
Virginia – 1.10%		
Alexandria Redevelopment and Housing Authority, Taxable Multifamily Housing Revenue Bonds (Fairfield Village Square Project), Series 2005B (Fannie Mae), 3.85%, 10–6–05	7,000	7,000,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2005

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Washington – 2.83%		
Washington State Housing Finance Commission:		
Taxable Variable Rate Demand Multifamily Revenue Bonds:		
Springfield Meadows Apartments Project, Series 2001B (U.S. Bank, National Association), 3.93%, 10–3–05	$4,110	$ 4,110,000
Columbia Heights Retirement Project, Series 2004B (Wells Fargo Bank, N.A.), 3.87%, 10–3–05	3,400	3,400,000
Brittany Park Project, Series 1996B (U.S. Bank of Washington, National Association), 3.88%, 10–6–05	2,955	2,955,000
Seaport Landing Retirement Project, Series 2005B (Bank of America, N.A.), 3.87%, 10–3–05	1,320	1,320,000
Mill Pointe Apartments Project, Series 1999B (U. S. Bank, National Assocation), 3.93%, 10–3–05	1,000	1,000,000
Taxable Variable Rate Demand Nonprofit Revenue Bonds, Virginia Mason Research Center Project, Series 1997B (U.S. Bank, National Association), 3.89%, 10–6–05	1,965	1,965,000
Taxable Variable Rate Demand Multifamily Housing Revenue Bonds, Country Club Apartments Project, Series 2001B (U.S. Bank, National Association), 4.03%, 10–3–05	1,795	1,795,000
Washington Economic Development Finance Authority, Taxable Variable Rate Demand Industrial Revenue Bonds (Tonkin Building Associates, LLC Project), Series 1997B (U.S. Bank of Washington, National Association), 3.89%, 10–6–05	1,495	1,495,000
		18,040,000
Wisconsin – 1.13%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association), 3.93%, 10–3–05	3,340	3,340,000
Waukesha Health Systems, Inc., Taxable Adjustable Demand Revenue Bonds, Series 1996 (Bank One, N.A), 3.84%, 10–6–05	2,925	2,925,000

See Notes to Schedule of Investments on page 20.

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Wisconsin (Continued)		
Village of Oregon, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Five K Partnership and Wisco Industries, Inc. Project), Series 2001B (U.S. Bank, National Association), 3.89%, 10–6–05	$ 970	$ 970,000
		7,235,000
TOTAL MUNICIPAL OBLIGATIONS – 22.65%		**$144,480,000**
(Cost: $144,480,000)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Federal Farm Credit Bank, 2.35%, 10–26–05	5,000	5,000,000
Federal Home Loan Bank:		
3.6809%, 10–13–05	9,700	9,700,000
2.58%, 8–18–06	2,180	2,153,236
Federal National Mortgage Association, 4.05%, 8–14–06	9,050	9,050,000
Overseas Private Investment Corporation:		
3.8%, 10–5–05	18,762	18,761,750
3.84%, 10–5–05	29,163	29,162,790
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 11.57%		**$ 73,827,776**
(Cost: $73,827,776)		
TOTAL INVESTMENT SECURITIES – 99.82%		**$636,738,450**
(Cost: $636,738,450)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.18%		**1,144,856**
NET ASSETS – 100.00%		**$637,883,306**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $14,136,527 or 2.22% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

CASH MANAGEMENT
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $636,738) (Note 1)	$636,738
Cash	1,531
Receivables:	
Fund shares sold.	4,957
Interest.	2,908
Prepaid and other assets	73
Total assets	646,207

LIABILITIES

Payable to Fund shareholders	7,748
Accrued shareholder servicing (Note 2).	305
Dividends payable.	167
Accrued accounting services fee (Note 2)	14
Accrued management fee (Note 2)	7
Accrued distribution and service fees (Note 2)	–*
Other	83
Total liabilities	8,324
Total net assets.	$637,883

NET ASSETS

$0.01 par value capital stock, authorized – 5,000,000;

Class A shares outstanding – 625,087
Class B shares outstanding – 7,114
Class C shares outstanding – 5,211
Waddell & Reed Money Market Class C shares outstanding – 471

Capital stock	$ 6,379
Additional paid-in capital	631,504
Net assets applicable to outstanding units of capital.	$637,883
Net asset value, redemption and offering price per share for all classes	$ 1.00

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

CASH MANAGEMENT
For the fiscal year ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$17,516
Expenses (Note 2):	
Shareholder servicing:	
Class A.	2,712
Class B.	40
Class C.	30
Waddell & Reed Money Market Class C	2
Investment management fee.	2,579
Accounting services fee	168
Distribution fee:	
Class B.	59
Class C.	43
Waddell & Reed Money Market Class C	5
Custodian fees.	102
Service fee:	
Class B.	20
Class C.	14
Waddell & Reed Money Market Class C	1
Legal fees	31
Audit fees.	17
Other	266
Total	6,089
Less voluntary reimbursement of (Note 2):	
Class B distribution and/or service fees	(5)
Class C distribution and/or service fees	(2)
Total expenses	6,082
Net investment income	11,434
Net increase in net assets	
resulting from operations	$11,434

See Notes to Financial Statements.

Statement of Changes in Net Assets

CASH MANAGEMENT
(In Thousands)

	For the fiscal year ended September 30,	
	2005	2004
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 11,434	$ 2,313
Net increase in net assets resulting from operations	11,434	2,313
Distributions to shareholders from net investment income (Note 1D):[1]		
Class A.	(11,329)	(2,311)
Class B.	(59)	(1)
Class C.	(40)	(1)
Waddell & Reed Money Market Class C	(6)	(–)*
	(11,434)	(2,313)
Capital share transactions (Note 3)	(63,399)	(182,607)
Total decrease	(63,399)	(182,607)
NET ASSETS		
Beginning of period.	701,282	883,889
End of period.	$637,883	$701,282
Undistributed net investment income	$ –	$ –

*Not shown due to rounding.
[1]See "Financial Highlights" on pages 24 - 27.

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income.	0.0183	0.0032	0.0060	0.0139	0.0463
Less dividends declared	(0.0183)	(0.0032)	(0.0060)	(0.0139)	(0.0463)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.81%	0.32%	0.61%	1.39%	4.78%
Net assets, end of period (in millions)	$625	$683	$860	$1,038	$1,062
Ratio of expenses to average net assets	0.92%	0.92%	0.80%	0.78%	0.76%
Ratio of net investment income to average net assets	1.80%	0.32%	0.62%	1.37%	4.60%

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income.	0.0081	0.0001	0.0006	0.0047	0.0372
Less dividends declared	(0.0081)	(0.0001)	(0.0006)	(0.0047)	(0.0372)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.79%	0.01%	0.06%	0.47%	3.83%
Net assets, end of period (in millions)	$7	$10	$14	$13	$11
Ratio of expenses to average net assets including voluntary expense reimbursement	1.93%	1.24%	1.34%	1.69%	1.66%
Ratio of net investment income to average net assets including voluntary expense reimbursement	0.74%	0.01%	0.06%	0.45%	3.49%
Ratio of expenses to average net assets excluding voluntary expense reimbursement	1.99%	1.96%	1.72%	–	–
Ratio of net investment income (loss) to average net assets excluding voluntary expense reimbursement	0.67%	–0.71%	–0.32%	–	–

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income.	0.0077	0.0001	0.0005	0.0047	0.0373
Less dividends declared	(0.0077)	(0.0001)	(0.0005)	(0.0047)	(0.0373)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.75%	0.01%	0.05%	0.45%	3.83%
Net assets, end of period (in millions)	$5	$7	$8	$7	$5
Ratio of expenses to average net assets including voluntary expense reimbursement	1.96%	1.25%	1.34%	1.72%	1.65%
Ratio of net investment income to average net assets including voluntary expense reimbursement	0.70%	0.01%	0.05%	0.42%	3.57%
Ratio of expenses to average net assets excluding voluntary expense reimbursement	2.01%	2.03%	1.75%	–	–
Ratio of net investment income (loss) to average net assets excluding voluntary expense reimbursement	0.65%	–0.77%	–0.37%	–	–

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT
Waddell & Reed Money Market Class C Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0097	0.0001	0.0006	0.0045	0.0378
Less dividends declared	(0.0097)	(0.0001)	(0.0006)	(0.0045)	(0.0378)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.95%	0.01%	0.06%	0.46%	3.89%
Net assets, end of period (in millions)	$1	$1	$2	$2	$3
Ratio of expenses to average net assets including voluntary expense reimbursement	1.77%	1.20%	1.36%	1.67%	1.61%
Ratio of net investment income to average net assets including voluntary expense reimbursement	0.90%	0.01%	0.06%	0.53%	4.03%
Ratio of expenses to average net assets excluding voluntary expense reimbursement	–	1.69%	1.56%	–	–
Ratio of net investment loss to average net assets excluding voluntary expense reimbursement	–	–0.47%	–0.14%	–	–

(1)See Note 3.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Cash Management, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek maximum current income to the extent consistent with stability of principal by investing in a portfolio of money market instruments meeting specified quality standards. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – The Fund invests only in money market securities with maturities or irrevocable put options within 397 days. The Fund uses the amortized cost method of security valuation which is accomplished by valuing a security at its cost and thereafter assuming a constant amortization rate to maturity of any discount or premium.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses, if any, are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

C. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes.

D. **Dividends to shareholders** – All of the Fund's net income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Dividends are declared from the total of net investment income, plus or minus realized gains or losses on portfolio securities. Since the Fund does not expect to realize any long-term capital gains, it does not expect to pay any capital gains distributions.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rate of 0.40% of net assets. The Fund accrues and pays this fee daily.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

Under the Shareholder Servicing Agreement, with respect to Class A, Class B, Class C and Waddell & Reed Money Market Class C shares, the Fund pays WRSCO a monthly fee of $1.75 for each shareholder account which was in existence at any time during the prior month and, for Class A shares, $0.75 for each shareholder check it processes. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

The Fund has adopted a Distribution and Service Plan pursuant to Rule 12b–1 under the Investment Company Act of 1940 for Class B, Class C and Waddell & Reed Money Market Class C shares, respectively. Under the plans, the Fund pays W&R daily a distribution fee not to exceed, on an annual basis, 0.75% of the net assets of the affected class and a service fee not to exceed, on an annual basis, 0.25% of the net assets of the affected class. In the current environment of low interest rates, W&R has voluntarily agreed to reimburse sufficient distribution and service fees to any class of the Fund in order to insure the yield of that class remains at or above 0.01%. During the period ended September 30, 2005, W&R voluntarily reimbursed the distribution and/or service fees as shown (in thousands) in the following table:

Class B $5
Class C   2

During the period ended September 30, 2005, W&R received no front-end sales commissions.

A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended September 30, 2005, W&R received $0, $63,612 and $3,805 in CDSC for Class A, Class B and Class C shares, respectively.

The Fund paid Directors' regular compensation of $37,232, which are included in other expenses. The Fund pays Frederick Vogel III additional compensation for his service as lead independent director. For the fiscal year ended September 30, 2005, that amount was $261.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Multiclass Operations

The Fund currently offers three classes of shares: Class A, Class B and Class C. Each class represents an interest in the same assets of the Fund and differs as follows: each class of shares has exclusive voting rights on matters appropriately limited to that class; Class B and Class C shares are subject to a CDSC and to an ongoing distribution and service fee. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Waddell & Reed Money Market Class B shares were combined with Waddell & Reed Money Market Class C shares effective March 24, 2000 and were redesignated Waddell & Reed Money Market Class C shares. As of June 30, 2000, Waddell & Reed Money Market Class C shares were closed to all investments other than reinvested dividends. As of December 1, 2003, Class B and Class C shares were closed to direct investment. Investments via exchange into Class B and Class C shares are permitted.

Transactions in capital stock are summarized below. Amounts are in thousands. The number of shares transacted during the periods corresponds to the dollar amounts included in this table because share transactions are recorded at $1.00 per share.

	For the fiscal year ended September 30,	
	2005	2004
Value issued from sale of shares:		
Class A	$1,178,684	$1,160,392
Class B	12,207	18,402
Class C	17,725	15,220
Waddell & Reed Money Market Class C	—	1
Value issued from reinvestment of dividends:		
Class A	10,974	2,208
Class B	57	1
Class C	38	1
Waddell & Reed Money Market Class C	5	—*
Value redeemed:		
Class A	(1,247,366)	(1,339,712)
Class B	(15,230)	(22,239)
Class C	(20,266)	(15,977)
Waddell & Reed Money Market Class C	(227)	(904)
Decrease in outstanding capital	$ (63,399)	$ (182,607)

*Not shown due to rounding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Cash Management, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Cash Management, Inc. (the "Fund") as of September 30, 2005, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Cash Management, Inc. as of September 30, 2005, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and its financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2005

Income Tax Information

September 30, 2005

Dividends are taxable to shareholders and are reportable in your Federal income tax returns for the years in which the dividends were received or reinvested.

Statements as to the tax status of each investor's dividends will be mailed annually.

Dividends are declared and recorded by the Fund on each day the New York Stock Exchange is open for business.

Shareholders are advised to consult with their tax advisers concerning the tax treatment of dividends from the Fund.

Corporations:
The dividends are not eligible for the dividends received deduction.

The Board of Directors of Waddell & Reed Advisors Cash Management, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (the "Advisors Fund Complex"), except that Mr. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, make up the Waddell & Reed Fund Complex. The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

The interested directors are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

Additional Information about Directors

The Statement of Additional Information (SAI) for Waddell & Reed Advisors Cash Management, Inc. includes additional information about Fund directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: Professor of Law, Washburn Law School; formerly, Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (66)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Department of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (72)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupation During Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: None

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation During Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (38)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 71
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

John F. Hayes (85)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation During Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp. (banking)

Glendon E. Johnson (81)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1979

Director of Funds in the Fund Complex since: 1971

Principal Occupations During Past 5 Years: Retired

Other Directorships held by Director: None

Frank J. Ross, Jr. (52)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation During Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 71

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Independent Chairman and Director

Number of portfolios overseen by Director: 44

Director since: 1979

Director of Funds in the Fund Complex since: 1971

Principal Occupation During Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (68)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 24

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations During Past 5 Years: Consultant of WDR and W&R; formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, Chief Executive Officer, President, Director, Principal Financial Officer and Treasurer of W&R (until 2001); formerly, Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); formerly, Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 72

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: Chief Executive Officer of WDR; formerly, Chief Investment Officer and President of WDR (until 2005); formerly, President, Chief Executive Officer, Chairman and Chief Investment Officer of WRIMCO (until 2005); formerly, President, Chairman, Chief Executive Officer and Chief Investment Officer of Ivy Investment Management Company (IICO), an affiliate of WDR; President of each of the Funds in the Advisors Fund Complex; President of Ivy Funds, Inc.; President of Ivy Funds

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1979; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Vice President, Principal Financial Officer, Principal Accounting Officer and Treasurer of Ivy Funds and Ivy Funds, Inc.; formerly, Assistant Treasurer of Ivy Funds (until 2003); formerly, Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO; Vice President, Associate General Counsel and Chief Compliance Officer of IICO; Vice President and Secretary of each of the Funds in the Fund Complex; Vice President and Secretary of Ivy Funds; formerly, Assistant Secretary of each of the funds in the Fund Complex (until 2000)

Directorships held: None

Daniel C. Schulte (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Senior Vice President and General Counsel of WDR; Senior Vice President, General Counsel of W&R, WRIMCO and WRSCO, IICO; Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex; Vice President, General Counsel and Assistant Secretary of Ivy Funds; formerly, Secretary of WDR, W&R, WRIMCO and WRSCO, IICO (until 2004)

Directorships held: None

Scott Schneider (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Cash Management, Inc.

At their August 23 and 24, 2005 meeting, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Management Agreement between WRIMCO and the Fund. The Disinterested Directors of the Fund were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of WRIMCO and the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to those requests and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels. In addition, the Directors considered that the Fund's investment management fees, if any, were the same as the fees paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with similar investment objectives, policies and strategies as the Fund (Similar Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with similar investment objectives, policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors Cash Management Fund's total return performance was lower than the peer group median and the Lipper index for various periods. The Directors discussed the Fund's performance with WRIMCO and, based on that discussion, considered the impact of the relatively small size of the Fund and discussed steps that WRIMCO had taken or planned to take to improve performance. The Directors also considered that the Fund was managed very conservatively, which affected the performance of the Fund relative to its peer group.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was lower than the peer group median and that the Fund's overall expense ratio was higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with similar investment objectives, policies and strategies as the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Disinterested Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
■ the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
■ the existence or appropriateness of breakpoints in the Fund's management fees;
■ the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
■ the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
■ the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is done with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.Waddell and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Cash Management, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Income Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Limited-Term Bond Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

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WADDELL & REED

NUR1010A (9-05)